February 8, 2018

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief Office of Manufacturing and Construction.

Re:	BioLargo, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed February 7, 2018 File No. 333-222572

Dear Mr. Ingram:

We are counsel to BioLargo, Inc., a California corporation (the “Company”), and are addressing and delivering this letter to you on the Company’s behalf. The Company has revised the Amended Registration Statement filed on Form S-1/A (file No. 333-222572) (the “Registration Statement”) to address each of the comments set forth in the staff’s comment letter dated February 8, 2018. Set forth below are each of the staff’s comments (in bold) to the Registration Statement and the Company’s Responses thereto. In relation thereto, the Company is filing with you concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which contains the revisions made to the Registration Statement pursuant to the staff’s comments. A copy of Amendment No. 2 marked to show all changes is attached hereto for your convenience.

Director Compensation, Page 43

1.	Please revise the footnotes to match the data in the table. For example, you appear to be missing footnote 3 and footnote 4 addresses Mr. Stromen, rather than Mr. Cox.

We have updated our Registration Statement accordingly in the Amendment No. 2 such that the footnote numbers and data match the information in the table.

2.	Please clarify the director fees earned by Mr. Cox. The table discloses $20,667 but the footnote discloses $30,000.

We have updated our Registration Statement accordingly in the Amendment No. 2 to clarify the amounts paid to Mr. Cox.

9110 Irvine Center Drive, Irvine, CA 92618

353 W. 48th Street, Suite 340 New York, NY 10036

www.wilsonoskam.com

3.	Footnote 7 to the table indicates that Mr. Stromen, not Cox, received the option award but the table shows the opposite. Please reconcile this disclosure.

We have updated our Registration Statement accordingly in the Amendment No. 2 to reflect the correct award and ensure the data in the table and footnotes match accordingly.

Exhibit 5.1

4.	Please file an updated legality opinion covering all the shares you have registered.

We have revised our legal opinion to reflect the number of shares being registered.

We acknowledge that the company and management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement and ensure you that we have made every effort to provide all information relevant to the Company and the offering to allow investors to make an informed decision.

Please contact me if you have any further question or comments regarding the Amendment No. 2 to the Registration Statement.

Sincerely,

/s/Christopher A. Wilson

Christopher A. Wilson

Partner

Wilson & Oskam, LLP